July 20, 2017

QTRRF: OTCQX International
QTA: TSX VENTURE
NR-07-17

QUATERRA ANNOUNCES COMMENCEMENT OF DRILLING AT
GROUNDHOG PROSPECT, ALASKA

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra” or the “Company”) today announced that Chuchuna Minerals Company (“Chuchuna”) has commenced a core drilling program of between two and four holes at the Groundhog copper prospect, a 40,000-acre property situated on an established copper porphyry belt 200 miles southwest of Anchorage, Alaska.

Quaterra has an option to purchase a 90% interest in Groundhog. The program is operated by Chuchuna, an Alaskan company jointly owned by Kijik Corporation (“Kijik”), the ANSCA village corporation for the community of Nondalton, and Alaska Earth Sciences (“AES”), an Anchorage-based mineral exploration company.

Holes will be sited to test several shallow IP anomalies identified by historic surveys and 16.5 kilometers of new IP completed by Zonge International during late June and July. The holes are widely spaced across the property forming an equilateral triangle with sides of about 4.5 kilometers. Two of the holes will test anomalies under shallow Tertiary volcanic cover and one hole will test an anomaly under glacial till. These are the first holes drilled in the Groundhog area. Core will be logged and split in Nondalton and shipped to Fairbanks for analysis by ALS Chemex.

Groundhog is located on State of Alaska claims covering the northern extension of a 10-kilometer wide north-northeast trending structural zone that hosts a number of porphyry copper-gold prospects, including the large Pebble porphyry copper, gold and molybdenum project, which is approximately three miles south of the Groundhog claim boundary. Regional magnetic data suggest that geology similar to that at Pebble extends under cover for an additional 30 kilometers northeast from the Pebble deposit.

Quaterra is committed to funding $1.0 million for exploration in the first year of its agreement with Chuchuna, and a minimum of $500,000 in each of the following four years. Quaterra can earn its 90% interest in Groundhog by providing a total of $5 million in funding for exploration over five years, and by paying Chuchuna a lump sum of $3 million by the end of the fifth year. Quaterra has no obligation to exercise its option and can terminate the agreement at its discretion annually. (All amounts are expressed in U.S. dollars). Chuchuna will be the operator of the project and will plan, implement and manage exploration field programs as set out in a budget and work plan approved by Quaterra.

Technical information in this news release has been approved by Thomas Patton, Ph.D., the CEO of the Company, and a Qualified Person as defined in NI 43-101.

About Quaterra Resources Inc.

Quaterra Resources Inc. (TSX-V: QTA; OTCQB: QTRRF) is a copper exploration and development company with the primary objective of advancing its U.S. subsidiary’s copper projects in the Yerington District, Nevada. The Company also looks for opportunities to acquire copper projects on reasonable terms that have the potential to host large mineral deposits attractive to major mining companies.

On behalf of the Board of Directors,
Thomas Patton, Chairman & CEO
Quaterra Resources Inc.

For more information please contact:
Thomas Patton, Chairman & CEO
Quaterra Resources Inc.
604-641-2758

Gerald Prosalendis, President and COO
Quaterra Resources Inc.
604-641-2780

Disclosure note:
Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are identified in this news release by words such as “will”, “may”, “intends”, “anticipates”, “offers the potential”, “suggests”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives, potential outcomes, expectations, or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, forward looking statements in this news release include that the Company will be able to finance exploration efforts and acquisition costs; that commodity markets and copper prices will improve; that mapping, sampling, IP and exploration drilling will be undertaken; that results will define mineralization or high grade zones; that historical and new exploration will support a resource on the property; and that the Groundhog assets have the potential to support mining operations. These statements are subject to risks and uncertainties which may cause results to differ materially from those expressed in the forward-looking statements. A summary of risk factors that apply to the Company’s operations are included in our management discussion and analysis filings with securities regulatory authorities, and are publicly available on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release